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Peter Schiff Show

Aired June 13, 2014

Merk Gold Trust

333-180868

Pursuant to 433 and 164

June 13, 2014 Peter Schiff Show

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Peter Schiff:  Joining our program now is Axel Merk . Axel is the President and Chief Investment Officer of Merk Investments, and the manager of the Merk family of mutual funds, mainly devoted to moving money out of US dollars in favor of "sounder" -- I put that in quotes, because none of these currencies today seem particularly sound, it's all on a relative basis -- but getting out of the US dollar.

He's recently taken a foray into the ETF world, having just launched a brand new gold ETF, the symbol OUNZ, "ounce." Taking a look at the ticker symbol, it looks like each share is about one one-hundredth of an ounce of gold.

Axel, welcome to the "Peter Schiff Show."

Axel Merk:  Great to be with you, Peter.

Peter:  Hey Axel, congratulations on launching that ETF. I'm going to get to that a little bit later. But first up, I want to get your thoughts on the dollar, and the euro in particular because you and I have been bullish on the euro, particularly against the dollar. I'm not bullish on it against some other currencies, but I have been against the dollar.

I'm curious, has the recent move by the ECB taking the deposit rate to negative and making overtures towards some kind of US/Japan style quantitative easing program, is that shaking your confidence in the euro at all?

Axel:  Not really. The reason is that it's extremely difficult for Draghi, the head of the ECB, as desperate as he is to debase the euro.

First of all, the negative deposit rates apply to deposits banks have at the European Central Bank. There aren't any deposits left, it's a few billions. It's almost nothing from a banking point of view.

These stimulus measures, these ways to try to infuse money into the system don't necessarily debase the euro, so the only thing to weaken the euro is to give a promise to keep rates low for an additional four years.

On a real basis, I'm not even sure the Europeans are going to have lower real interest rates, rates after inflation, in the US. I think the inflation is going to be higher than in Europe. It's going to be very difficult for the euro to weaken. Draghi is very frustrated about that.

Peter:  In fact, the euro weakened on anticipation of that announcement, but since the announcement has been made the euro has actually stabilized or even strengthened slightly.

What do you make about all the talk, though, of lowflation in Europe? Everybody's saying we need more inflation, we need more inflation, because inflation is too low and that threatens economic growth?

Axel Merk:  Right. The challenge is that you cannot, as an advanced economy, rebase yourself into prosperity. It just doesn't work. You can boost your next quarterly earnings report with a lower exchange rate, but you cannot do structural adjustments with a weaker currency, and that's what you need.

The problems [inaudible 03:09] already has, as you rightfully point out, it's extremely painful if you have to make the adjustments by becoming more productive, by accepting lower wages. The easier way out would be weaker currency, except the easier way out isn't really a way out.

Peter:  What do you see happening, though, in the Eurozone? Long-term, is the euro going to remain in its current form or are these tensions going to cause the system to ultimately break down? Are we going to get back the old European currencies?

Axel:  You've got to keep an open mind. Let me give you Greece as an example of how much has changed.

Greece used to have a primary deficit, meaning they could not make ends meet before making interest payments. If, at that place, they had defaulted, they would have had a collapse.

Now they actually can pay their bills before they pay the creditors. Now they've turned the table and they'll say, "Hey, World Bank, why do we pay our debt?"

What has changed now is that we will have some of these countries default, but that doesn't mean the euro has to disintegrate. It just means that if you hold Greek bonds, you might have a problem.

Having said that, the banks don't own the Greek bonds anymore. It's the hedge funds now, it's speculators. These speculators, that were in emerging markets chasing yield, now are chasing yield in the Eurozone periphery.

I don't think these values are good, but it's speculators that get burned when these prices fall, so you don't have this contagion anymore. The risk is priced locally. That's a huge step forward.

Peter:  If these countries can have a balanced budget or a surplus. If you net out interest payments on the debt, then you're right, if they default, it's OK, because they have the revenues they need to pay for their current obligations.

Then the losses are just borne by the speculators who thought they would get rich buying these bonds at prices that they thought were cheap. But, in fact, if they end up defaulting, anything you pay above zero might end up being expensive.

Axel:  Keep in mind in the US, we have bank failures all the time, the FDIC is seizing institutions. We don't have a collapse of the currency every single time, even though you might be predicting it. It's not happening at this stage.

Peter:  [laughs]

Axel:  Similarly, you can have a problem in the Eurozone, but the euro itself is doing just fine. You saw it in Cypress. Cypress blew up. Spain, at the same time, had a treasury auction where they paid the lowest yield since the early 90s. You don't have this contagion anymore. We've moved away from these blanket guarantees.

Yes, things are a mess in Europe, but they've always been a mess. They will always be a mess. That doesn't mean that the euro will be weak.

The euro is strong because structurally they just have a very difficult time printing money. They cannot do what the federal reserve has done. They use other tools, and they just don't weaken the euro as much as Draghi would like them to.

Peter:  From my perspective, the fact that the euro isn't already a lot weaker, given all of the problems and concerns, to me it just shows you how fundamentally weak the dollar is when it can't rally against the euro.

I wanted to ask you about the dollar. You mentioned I've been predicting a dollar crash. What do you think? Do you think the dollar is going to crash? How far away do you think that might be?

I read earlier on the show a Bloomberg article. They said it looks like the fed doesn't have an exit strategy, or at least admitting that the fed is going to have to keep its huge balance sheet for a lot longer than people thought, because of course, it's impossible to unwind it.

As people start to appreciate the box the fed's in, do you think you're going to see some kind of a floor come out from beneath the dollar and have it really drop precipitously?

Axel:  The dollar isn't the safe haven it used to be. People like the dollar because of liquidity, not because of quality.

Ever since the summer of 2012, which happened to coincide with Draghi's promise that he'll do whatever it takes, when the risk was off, when there was a panic in the market, money didn't go to the dollar. It went to the euro instead.

The money that fled emerging markets didn't make it to the dollar. It went to the euro. We're talking today in a day when the market is down. Guess what, the dollar is falling on a day like today. All that suggests that some of the underlying dynamics are changing.

The question of a crash, neither you nor I have a crystal ball. To me, it's a question of risk assessment. The risk of a more serious decline of the dollar is certainly there. The Russians, for example, are not going to put their money into the dollar.

They put it in London real estate or the euro. Central banks need to diversify while the euro is, again, the place where they can put money in. Over time, these things will change. Whether it's going to happen in a more abrupt fashion, I don't know, but, yes, the risk is there.

Peter:  We focused a little bit on Japan, because that's another currency that...I think you used to like the yen. I used to, too. I'm not in it anymore. I think you've made the same decision.

How concerned are you about a real crisis over there, given the fact that now they've succeeded. I think inflation is now running north of three percent a year even though they're still pretending it's under two.

It seems to me that there's no sign that Japanese inflation is going to let up. You've got Japan already spending 25 percent of its tax revenues servicing the national debt when interest rates are practically zero.

Do you see a real crisis coming if we have a spike in interest rates due to accelerating inflation that's really going to put the bank of Japan in a serious bind?

Axel:  Our price target for the yen is infinity, meaning we think the yen is going to be worth less. The problem with that, of course, is that Japan is a little bit bigger than Cypress.

The Japanese yen is a perfect example of why you don't necessary need economic growth to have a strong currency. The more dysfunctional Japan was a few years ago, the stronger the yen was.

What has changed is the current economic surplus in Japan has eroded which means now in going forward, the Japanese need money from abroad to finance the deficit. The worst thing that can happen to the Japanese? You point to inflation. I point to economic growth.

Let their policy succeed. What do you think is going to happen to the bond prices? Bond prices will fall. It will make it impossible, in our view, to finance the deficit.

We have the same problem, by the way, in the US. If we can get economic growth, we cannot finance our debt, because the cost of borrowing is going to go up. It's just a little bit more obvious in Japan but in the US we have the same problem.

Peter:  But, Axel, isn't it worse if we get the inflation and no economic growth? What if we get five, six, seven, eight percent CPI inflation but we still get no economic growth? Isn't that even worse?

Axel:  Yes, that's going to be the result. What's going to happen is the central banks are going to jump in and keep the cost of borrowing low which means real rates are going to be low to negative. That's one of the main reasons, by the way, we put this gold ETF to market now because w e don't think we can afford positive real interest rates.

We might be moving it up to one, two, or three percent, but if inflation is much higher, gold should still do very well. We have advice in the system from many angles. Affordability is a very important part of that and interest rates will stay low.

Peter:  Before we get to gold -- I want to do that after this commercial break and talk about your new ETF -- one more question on Japan. I want to get your take on it. I know Japan is America's second largest creditor behind China. They've got over a trillion, 1.1, 1.2 trillion in US treasuries.

If Japan is in trouble, do you think they will dump those treasuries to try to pay down their JGB debt, or do you think they'll hold onto them to the bitter end?

Axel:  They are pretty much blinded in what they do. They want to do abenomics. That means they want to rebuild Tokyo for the Olympics. They want to ramp up military spending. They want to print money to boost everything.

They think, by printing money, you can get economic growth. Of course, you're taking incentive away from businesses to reinvent themselves if the central bank tries to do everything for them.

At some point, they may have to sell treasuries. Generally speaking, I think that's going to be a slow process. Again, there's always a risk that it's going to be different. From my point of view, we are mostly short the yen. Sometimes we take a tactical long position, but we are very negative that this is not going to play out well.

At the same time, they do hold the world treasuries. We are much more concerned about the Chinese [inaudible 11:32] flying out of the dollar in a prudent fashion. It's going to more painful when it's done, actually, in an orderly fashion than the shorter term threat by the Japanese.

Peter:  We'd agree, in this environment, you can always figure out which currencies are going to lose less value than other currencies. I think that's really the name of the game. It's kind of like triage. Figure out which currencies are fatal. Don't own those at all. Then, which currencies are injured but maybe they're going to survive?

That's what we're doing when we're trying to pick the currencies that we want. I think the one that will survive the best is the one that isn't a currency at all but really money, which is gold, which no central bank can create.

You've just launched, as you said, your new gold ETF OUNZ. I want to talk about your view on gold and what makes your ETF different from the other ETFs that already exist. We've got a quick break, and we will be right back.

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Peter:  We are talking with Axel Merk of Merk Investments. Axel recently launched a new gold ETF. OUNZ is the ticker symbol.

Axel, I'm still surprised, although nothing surprises me at this point, that we haven't seen a bigger rise already in gold over the last six months or so, given what should now be obvious to everybody, that the recovery is fading and the fed is going to have to be much more accommodative than just about everybody in the mainstream believed. More money printing, interest rates at zero for longer, the fed not shrinking it's balance sheet.

Meanwhile, price inflation seems to be picking up. This should be very good for gold. Thus far it has not been. Tell me about your particular product. Why did you launch it?

There are lots of gold ETFs out there already. In fact, a lot of people have criticized the gold ETFs that are out there because they're worried that they don't actually have the gold.

Axel:  Precisely. We've held gold since the early part of the last decade. In our mutual funds, we've had it in a core position and our hard currency strategy. We got emails over the years many times over that they didn't like how we held gold, so we started a big survey.

We went through all the criticisms in the blogosphere. Many of them were valid. Others we thought, "Well, we're glad we don't hold the gold with the folks writing these critiques." Ultimately, once we did this journey we decided that we needed to create our own product.

The key differentiator between OUNZ and other gold ETFs out there is that investors can take delivery of their gold. Not only can they take delivery of the London bars that we hold in London, but also the time that they take delivery. You can have an exchange done to coins.

We can deliver to your home, within a good week, one ounce coins if that's what you choose to do. The gold ETF itself is tracking the price of gold. The spreads in the markets are extremely tight. That's because the market makers can hedge the entire gold book, hedge them like the other gold ETFs, but then there's a fee when you want to have a conversion to one ounce coins.

If, one day down the road, you choose that you want to take delivery or you don't trust that the gold is really there, you call us up, and you can have your gold delivered.

Paul:  Some of the other ETFs, you can take delivery, but that's limited to multi-million dollar orders. The average investor is not going to be able to take delivery of a 1,000 ounce bar or something like that.

I forget what they'll deliver, but you'll actually deliver.

Axel:  Exactly.

Peter:  What is the smallest? Is the smallest amount you'll deliver a one-ounce coin?

Axel:  That's correct, yes. A one ounce coin is not going to be economical with a minimum fee, but we wanted to rub in the point that it's possible. We said one ounce is the minimum. If you want to only have one ounce, we can make it happen.

Peter:  What is the minimum fee in order to actually take delivery of the gold?

Axel:  We encourage anybody to go to merkgold.com where we have the fee schedule. We have lowered the fees that we had in the prospectus. The prospectus fees are the highest fees we hope we ever have to charge if supply is really tight for these coins.

The markups over the price of gold is between $20 and $60. Right now, today, the $20 premium is for 10-ounce bars. For a one-ounce coin, it depends on what type of coin.

By the way, one thing I should note, taking delivery of your gold is not a taxable event because you are merely taking delivery of what you already own. When you own OUNZ, you have a prorated ownership of the underlying gold. When you take delivery, it's not taxable.

If down the road, you decide to take delivery, with the other gold ETFs, you have to sell it, have a potentially taxable event. Then you have to buy with the residual, whereas with this one, if you have appreciated sales, you can take delivery and hold the gold yourself.

Peter:  The only other way around it, you can do a 1031 exchange if you have another ETF and there's a way to organize it so that you can do it without paying taxes. It's a lot more cumbersome than what you would do with your fund where you don't have to go through the 1031 exchange route.

You don't have to have an independent custodian. You don't have to wait a year. You can just ask for delivery, and you'll ship it out.

Just to give me a rough estimate, if somebody had $10,000 worth approximately, what would it cost them? Do they have to send you a check for the shipment costs or the insurance or the fabrication? How does it work?

Axel:  We have a minimum fee of $1,200 for one-ounce coins for example. It becomes very competitive starting at about 40 ounces, so $50,000, $40,000 or so, there you don't price. If you get 10-ounce Australian bars, you pay about the same as you would if you went to an online shop, just a tad more, maybe.

What you do is go to our website. There's a calculator at merkgold.com that walks you through the process, does exactly what you're supposed to do. You pay us first, everything is agreed upon. Once we pre-approve the application, you transfer the shares to the trustee. Then the shares are retired, and we send out the gold.

Peter:  You're saying the minimum fee is $1,200? It costs you $1,200...

Axel:  That's correct, that's the minimum fee, exactly. Obviously, if you pay one ounce, you also pay the $1,200, so that's why you probably want to buy or take delivery of about 30 or 40 ounces so that on a percentage basis, it's not so much anymore.

Peter:  Is that fee just the commission for doing I, or does that also include the premium? Because when you buy a one-ounce coin, obviously your cost is going to be more than an ounce.

There's a premium to make the coin. That might be something like three or four percent, four and a half percent.

Axel:  That includes everything. We take care of everything in the back, it includes insured delivery, and post-conversion, includes the fees we have to pay to retire the shares.

We try to make it as simple as possible. It's a per-ounce fee, subject to a minimum, but it's not both. It's not both, it's just the higher of the...

Peter:  Do you guys mark it up at all yourself, or is it just passing through what you're charged?

Axel:  If somebody takes out the minimum, it's basically covering our costs. We have a tiny markup, but it's really minimal. We have some fees obviously to retire the shares, to do delivery, and all those sort of things as well.

Peter:  It sounds to me if you're going to buy an ETF, OUNZ is the way to go because at least you have the option. My take on it would be if you want physical delivery now, just go ahead and buy it, because it will be cheaper.

If you're not sure if you ever want delivery, and you think you might not, if you buy OUNZ, at least you have that option down the road to do it, and you can do it in a tax-efficient manner.

Axel, thanks for coming on the show. Good luck with your new fund. Hour two of the Peter Schiff Show is coming up right after this, so we will be right back.

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Transcription by CastingWords

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.